

February 1, 2023

Robert Wiley
Chief Financial Officer
AMMO, INC.
7681 E. Gray Road
Scottsdale, AZ 85260

      Re: AMMO, INC.
           Form 10-K for the fiscal year ended March 31, 2022
           Filed June 29, 2022
           Form 8-K
           Filed June 29, 2022
           File No. 001-13101

Dear Robert Wiley:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on June 29, 2022

Exhibit 99.1
Non-GAAP Financial Measures, page 7

1.   We note you present a non-GAAP performance measure you identify as Adjusted Net Income that adds back historical tax expenses and does not include an adjustment for the tax impact of all the other non-GAAP adjustments. Please be advised non-GAAP Adjusted Net Income measures are required to reflect current and deferred tax expenses commensurate with the non-GAAP measure of profitability. Please explain to us why you believe the non-GAAP performance measure you present is appropriate or tell us how you intend to revise it. Please specifically address how you considered the guidance in Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

Form 10-K for the fiscal year ended March 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 33

2.   You disclose as a result of regulations imposed by the Federal Government for sales of ammunition to non-government U.S. entities, you charge and collect an 11% excise tax for all products sold into those channels and you record excise taxes through net sales and the offsetting tax expense to cost of goods sold. Based on your disclosure, excise taxes appear to represent a pass-through cost with no net impact on your results of operations and appear to be a normal recurring cash operating expense. Based on your accounting for and presentation of excise taxes in your financial statements, it is not clear why you believe it is appropriate to present a non-GAAP performance measure, that you identify as Adjusted EBITDA, that adds back the expense component associated with excise taxes but continues to include the revenue component associated with excise taxes. Please explain to us how and why you believe the non-GAAP performance measure you present is meaningful and appropriate or tell us how you intend to revise it. Please specifically address how you considered the guidance in Questions 100.01 and 100.03 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022. This comment is also applicable to your presentations of this measure in Form 10-Qs and earnings releases filed under Form 8-Ks.

Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Goodwill, page F-8

3.   Please revise your financial statements in future filings to disclose the amount of goodwill allocated to each reportable segment as required by ASC 350-20-50-1. In addition, we note subsequent to your acquisition of Gemini your stock price, market capitalization, and operating results have declined and your net book value currently exceeds your market capitalization; however, we noted no revisions to your disclosures related to goodwill under critical accounting estimates in MD&A in subsequent quarterly filings that address these factors. Please revise future filings to address if and how declines in your stock price, market capitalization, and operating results impact your determination to test goodwill for impairment as of an interim date and, if not, explain why not. Please also revise future filings to explain if and how you consider market capitalization in determining the estimated fair values of reporting units. Refer to ASC 350-20-35-3C, ASC 350-20-35-22 to 24, and ASC 350-20-35-30.

Revenue Recognition, page F-10

4.   Please address the following:
     •   In regard to marketplace revenue, more fully explain to us, and revise future filings to clarify, the specific nature of each performance obligation and when and how each

       performance obligation is satisfied and revenue is recognized. Refer to ASC 606-10-50-12.

- In regard to excise taxes, we note you do not use the policy election permitted by ASC 606-10-32-2A and record excise taxes through net sales and the offsetting tax expense to cost of goods sold. We also note you disclose in MD&A that excise taxes are imposed by the Federal Government for **sales** of ammunition. More fully explain to us how the excise taxes you are subject to are assessed and how you determined recording excise taxes on a gross basis, through net sales and cost of goods sold, is appropriate. Specifically address how you considered the guidance in ASC 606-10-32-2 and Question #27 of the FASB Revenue Recognition Implementation Q&As.
- To the extent applicable, revise future filings to disclose the amount of excise taxes included in revenue during each period presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing